

Surge Holdings, Inc.
(the "Company")
a Delaware Public Benefit Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS



RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Surge Holdings, Inc.. Management

We have reviewed the accompanying financial statements of Surge Holdings, Inc. (the Company), which comprise the balance sheet as of December 31, 2025 and 2024 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

April 14, 2026

SURGE HOLDINGS, INC.
BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	4,312	1,199
Subscription receivable		-	40
Other current assets		84	-
Total Current Assets		4,396	1,239
Non-Current Assets:			
Intangible assets, net	$	7,500	-
Total Non-Current Assets		7,500	-
TOTAL ASSETS	$	11,896	1,239
LIABILITIES AND EQUITY			
Current Liabilities:			
Other current liabilities	$	82	-
Payroll liabilities		1,411	1,862
Loan - Related party		1,000	-
Total Current Liabilities	$	2,493	1,862
TOTAL LIABILITIES		2,493	1,862
EQUITY			
Common stock	$	40	40
SAFER Notes		458,698	120,000
Accumulated deficit		(449,335)	(120,663)
TOTAL EQUITY	$	9,403	(623)
TOTAL LIABILITIES AND EQUITY	$	11,896	1,239

See Accompanying Notes to these Unaudited Financial Statements

SURGE HOLDINGS, INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Operating Expenses			
Amortization	$	2,500	-
Advertising and marketing		30,576	-
General and administrative		91,354	14,051
Payroll expenses		197,618	106,760
Total Operating Expenses		**322,048**	**120,811**
Total Loss from Operations	$	**(322,048)**	**(120,811)**
Other Income			
Other income	$	905	148
Interest expense		(7,529)	-
Total Other Income		**(6,624)**	**148**
Net Income (Loss)	$	**(328,672)**	**(120,663)**

See Accompanying Notes to these Unaudited Financial Statements

SURGE HOLDINGS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		SAFER Notes	Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount			
Beginning balance at 05/2024	-	-	-	-	-
Issuance of Common Stock	4,000,001	40	-	-	40
Issuance of SAFE notes	-	-	120,000	-	120,000
Net loss	-	-		(120,663)	(120,663)
Ending balance at 12/31/24	4,000,001	40	120,000	(120,663)	(623)
Issuance of SAFE notes	-	-	338,698	-	338,698
Net loss	-	-	-	(328,672)	(328,672)
Ending balance at 12/31/25	4,000,001	40	458,698	(449,335)	9,403

See Accompanying Notes to these Unaudited Financial Statements

SURGE HOLDINGS, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net loss	$	(328,672)	(120,663)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Amortization		2,500	-
Interest		7,529	-
Other Assets		(44)	-
Other current liabilities		82	-
Payroll liabilities		(451)	1,862
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		9,616	1,862
Net Cash used in Operating Activities	$	(319,056)	(118,801)
INVESTING ACTIVITIES			
Intangible assets, net	$	(10,000)	-
Net Cash used in Investing Activities	$	(10,000)	-
FINANCING ACTIVITIES			
Related party loan	$	1,000	-
SAFER Notes		331,169	120,000
Net Cash provided by Financing Activities	$	332,169	120,000
Cash at the beginning of period		1,199	-
Net Cash increase for period	$	3,113	1,199
Cash at end of period	$	4,312	1,199

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:			
Interest		-	-
Income taxes		-	-

See Accompanying Notes to these Unaudited Financial Statements

Surge Holdings, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

_____

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Surge Holdings Inc. ("the Company") was incorporated in the State of Delaware on May 22, 2024. On October 27, 2025, the Company converted into a Public Benefit Corporation. The Company plans to generate revenue by offering infrastructure-as-a-service and participating in revenue-sharing arrangements related to data sales generated through infrastructure housed within LLCs that it forms and controls. The Company operates remotely with two employees and anticipates serving a global customer base through regionally established LLCs. The first regional LLC is located in Raleigh, North Carolina, with additional entities planned in Atlanta, Georgia, and New Orleans, Louisiana.

In 2026, the Company plans to conduct a crowdfunding campaign under Regulation CF to raise additional operating capital.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Surge Holdings, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

_____

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $4,312 and $1,199 in cash as of December 31, 2025 and December 31, 2024, respectively.

Intangible Assets

Intangible assets consist of purchased software licenses related to the CRON Demo Kit package used in the Company's operations, which were acquired in 2025 for a total cost of $10,000. These intangible assets are amortized on a straight-line basis over their estimated useful life of three years. The Company reviews the carrying value of its intangible assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount of the intangible asset as of December 31, 2025 was $7,500.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company plans to generate revenues by developing and operating a National Intelligent Infrastructure Network through regionally focused, project-based LLCs. Each LLC will own specific physical infrastructure assets and lease access to these assets to both public and private sector tenants. The Company's primary sources of revenue will be recurring fees related to edge computing services, sensor hosting, and data federation, with payments typically collected either at the commencement of lease or service agreements, or as services are rendered.

Under its typical contractual arrangements, the Company's primary performance obligation is to provide tenants with ongoing, reliable access to its digital infrastructure, enabling real-time AI applications, high-speed connectivity, and sensor-based solutions. These performance obligations are satisfied over time, consistent with

Surge Holdings, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

_____

the terms of long-term infrastructure access agreements, as the Company renders services and grants access to its systems and resources.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, travel related expenses, and other miscellaneous expenses.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities
As of December 31, 2025 and 2024, significant components of the Company's deferred tax assets and liabilities were as follows:

Significant Components of Deferred Tax Assets and Liabilities

	2025	**2024**
Net Operating Loss Carryforwards	133,252	35,636
Gross Deferred Tax Asset	**133,252**	**35,636**
Less: Valuation Allowance	(133,252)	(35,636)
Net Deferred Tax Asset (Liability)	-	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards

As of December 31, 2024, the Company had net operating loss carryforwards of $119,987. As of December 31, 2025, the Company expects to have federal and state net operating loss carryforwards of approximately $448,659; however, the Company's 2025 federal and state income tax returns have not yet been completed. Accordingly, the net operating loss carryforwards as of December 31, 2025 are preliminary and subject to adjustment upon completion of the 2025 income tax filings. Federal NOLs arising in tax years beginning after December 31, 2017 generally may be carried forward indefinitely but are subject to an 80% of taxable income limitation on utilization in any given year. State NOL carryforward periods vary by jurisdiction, but many jurisdictions provide for a carryforward period of up to 20 years from the year in which the net operating loss is generated. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code in the event of certain changes in ownership.

Surge Holdings, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

_____

Components of Income Tax Expense (Benefit)

During 2025 and 2024, the Company paid no income taxes to federal or state jurisdictions.

Component	2025	2024
Current tax expense	-	-
Deferred tax expense (benefit)	133,252	35,636
Valuation Allowance	(133,252)	(35,636)
Net Deferred Tax Asset (Liability)	-	-

Income Taxes Paid

	2025	2024
Federal	-	-
State	-	-
Foreign	-	-
Net Deferred Tax Asset (Liability)	-	-

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2025		2024	
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	(69,021)	21.00%	(25,339)	21.00%
State taxes, net of federal benefit	(28,594)	8.70%	(10,498)	8.70%
Change in Valuation Allowance	97,616	-29.70%	35,636	-10.84%
Total Income Tax Expense (benefit)	-	-	(201)	18.86%

Explanation of Significant Reconciling Items:
The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

Unrecognized Tax Benefits:
The Company had no material uncertain tax positions as of December 31, 2025 and December 31, 2024. Income tax returns for years ending 2022 through 2026 remain open to examination by federal and state tax authorities.

The Company has not yet filed its federal and state income tax returns for the year ended December 31, 2025. The amounts presented for income taxes, including deferred tax assets and liabilities, are based on management's

Surge Holdings, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

_____

estimates as of year-end and are subject to change upon completion of the actual tax returns. Any material differences will be reflected in subsequent financial statements.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2025, the Company had outstanding loan payable from its founder in the amount of $1,000. The balance is non-interest bearing and due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

As of December 31, 2025, the Company's liabilities consist primarily of payroll-related accruals and other operating liabilities incurred in the normal course of business. In addition, the Company has a loan payable to its founder, See note 3 for further details.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 4,000,001 shares were issued and outstanding as of 2025.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Simple Agreements for Future Equity with Repurchase (SAFER)

The Company entered into several SAFER agreements (Simple Agreement for Future Equity with Repurchase) with both related parties and third-party investors. These agreements include a "honeymoon period" that expires on the one-year anniversary of the agreement date. Each SAFER grants the investor the right to future equity in the Company upon a qualified financing or change of control event. The agreements are subject to a post-money valuation cap of $7 million, a repurchase percentage of 90%, and a target return of 200%. As of December 31, 2025 and 2024, the total outstanding SAFER agreements amounted to $458,698 and $120,000, respectively. See table below.

Surge Holdings, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

_____

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 14, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.